

February 5, 2018

<u>Via U.S. Mail</u>
Uri Tadelis
Chief Executive Officer
World Health Energy Holdings, INC.
3000 Island Blvd. #402
Aventura, FL 33160

      Re: **World Health Energy Holdings, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2016
                Filed June 29, 2017
                File No. 0-30256

Dear Mr. Tadelis:

      We issued comments on the above captioned filing on October 26, 2017. On January 19, 2018, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

      As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact me at (202) 551-3355 with any questions.

                              Sincerely,

                              /s/ Terence O'Brien

                              Terence O'Brien
                              Accounting Branch Chief
                              Office of Manufacturing and
                              Construction